                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                 Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                               1372 Shermer Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                with a copy to:
                            Michael H. Altman, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4961

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 12, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92908B 10 5             13D                        Page  2 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile VS, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0- (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Mercantile VS, LLC ("Mercantile VS") was dissolved on December 12, 2000 and its shares of Series 1-A Convertible Preferred Stock were distributed to its members.

CUSIP No. 92908B 10 5             13D                        Page  3 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    91,161 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    91,161 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,161 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP, LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 91,161 shares of Common Stock.

(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page  4 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    91,161 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    91,161 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,161 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 91,161 shares of Common Stock.

(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page  5 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Partners I, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    678,337 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    678,337 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     678,337 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page  6 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    678,337 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    678,337 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     678,337 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page  7 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    678,337 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    678,337 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     678,337 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of Mercantile Capital Group, LLC ("MCG") which is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page  8 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael A. Reinsdorf
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,838 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    769,498 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,838 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    769,498 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     773,336 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of, Mercantile Equity Partners III, L.L.C. ("MEP, LLC"), (b) a member of MCG, and (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"). MEP, LLC is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 91,161 shares of Common Stock. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock. In addition, Mr. Reinsdorf directly owns 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 3,838 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page  9 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    I. Steven Edelson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,838 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    769,498 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,838 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    769,498 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     773,336 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of MEP, LLC, and trustee of the Edelson Family Trust dated September 17, 1997 (the "Trust") which is also a managing member of MEP, LLC, (b) a member of MCG, and (c) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MEP, LLC is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 91,161 shares of Common Stock. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock. In addition, Mr. Edelson is the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 3,838 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page 10 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    91,161 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    91,161 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,161 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 91,161 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

CUSIP No. 92908B 10 5             13D                        Page 11 of 18 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    678,337 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    678,337 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     678,337 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, and (b) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

Item 1.   Security and Issuer, is hereby amended in its entirety as follows:

          This Amendment No. 1 to statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

          The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 4. Purpose of Transaction, is hereby amended by adding thereto the following paragraph:

          On December 12, 2000, Mercantile VS was dissolved and its shares of Series 1-A Convertible Preferred Stock were distributed to its members.

Item 5. Interest in Securities of the Issuer, is hereby amended in its entirety as follows:

          Each of the calculations in this Item 5 are based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's most recent Form 10QSB/A and assumes the exercise of the Warrant held by MCP (which Warrant is currently exercisable). Statements regarding the power to vote and dispose of the shares of Common Stock assume that the Warrant has been exercised.

          (a)

          Mercantile VS

          On December 12, 2000, Mercantile VS was dissolved and, therefore, ceased to be the beneficial owner of any shares of Common Stock.

          MEP, LP

          From and after December 12, 2000, when Mercantile VS was dissolved, MEP, LP may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 91,161 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 0.6% of the issued and outstanding shares of Common Stock.

          MEP, LLC

          As the sole general partner MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 91,161 shares of Common Stock which constitutes approximately 0.6% of the issued and outstanding shares of Common Stock.

          MCP

          The aggregate number of shares of Common Stock that MCP may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 678,337 (upon (a) conversion of 624,025 shares of Series 2-A

Convertible Preferred Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          MCG

          As the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          MCM

          As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          Mr. Reinsdorf

          Directly, and as a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 773,336 shares of Common Stock (upon (a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.6% of the issued and outstanding shares of Common Stock.

          Edelson

          As a managing member of MEP, LLC, and trustee of the Trust which is also a managing member of MEP, LLC, the trustee of the Mercantile Companies, Inc. Money Purchase Plan, a member of MCG and a stockholder of MCM, Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 773,336 shares of Common Stock (upon (a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.6% of the issued and outstanding shares of Common Stock.

          The Trust

          As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 91,161 shares of Common which constitutes approximately 0.6% of the issued and outstanding shares of Common Stock

          Mr. Kramer

          As a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          (b)

          Mercantile VS

          On December 12, 2000, Mercantile VS was dissolved. Therefore, Mercantile VS may be deemed to have sole voting power and sole dispositive power with respect to 0 shares of Common Stock which constitutes approximately 0% of the outstanding shares of Common Stock.

          MEP, LP

          From and after December 12, 2000, MEP, LP has sole voting power and sole dispositive power with respect to 91,161 shares of Common Stock which constitutes approximately 0.6% of the outstanding shares of Common Stock.

          MEP, LLC

          As the sole general partner MEP, LP, MEP, LLC may be deemed to have sole voting power and sole dispositive power with respect to 91,161 shares of Common Stock which constitutes approximately 0.6% of the outstanding shares of Common Stock.

          MCP

          MCP may be deemed to have sole voting power and sole dispositive power with respect to 678,337 shares of Common Stock (upon conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          MCG

          As the sole general partner of MCP, MCG may be deemed to have sole voting power and sole dispositive power with respect 678,337 shares of Common Stock (upon conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          MCM

          As the non-member manager of MCG, MCM may be deemed to have sole voting power and sole dispositive power with respect 678,337 shares of Common Stock (upon conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          Mr. Reinsdorf

          Directly, and as a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may be deemed to have shared voting power and shared dispositive power with respect to 773,336 shares of Common Stock (upon
(a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.6% of the outstanding shares of Common Stock.

          Edelson

          As a managing member of MEP, LLC, and trustee of the Trust which is also a managing member of MEP, LLC, the trustee of the Mercantile Companies Inc. Money Purchase Plan, a member of MCG and a stockholder of MCM, Edelson may be deemed to have shared voting power and shared dispositive power with respect to 773,336 shares of Common Stock (upon (a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.6% of the outstanding shares of Common Stock.

          The Trust

          As a managing member of MEP, LLC, the Trust may be deemed to have shared voting power and shared dispositive power with respect to 91,161 shares of Common Stock which constitutes approximately 0.6% of the outstanding shares of Common Stock.

          Mr. Kramer

          As a member of MCG and a stockholder of MCM, Mr. Kramer may be deemed to have shared voting power and shared dispositive power with respect to 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

          (d) None of the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock as of December 12, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, is hereby amended in its entirety as follows:

          Except as set forth in this Amendment No. 1 to Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, and except for the Joint Filing Agreement dated December 13, 2000 among the Reporting Persons attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          Exhibit 2 Amended Certificate of Designation of Series 1-A Convertible Preferred Stock is incorporated by reference to the Schedule 13D filed by the Reporting Persons on November 24, 2000.

          Exhibit 3 Certificate of Designation of Series 1-A Convertible Preferred Stock is incorporated by reference to the
                         Schedule 13D filed by the Reporting Persons on November 24, 2000.

          Exhibit 4 Certificate of Designation of Series 2-A Convertible Preferred Stock is incorporated by reference to the
                         Schedule 13D filed by the Reporting Persons on November 24, 2000.

          Exhibit 5 Form of Common Stock Warrant is incorporated by reference to the Schedule 13D filed by the Reporting Persons on November 24, 2000.

          Exhibit 6 Form of Registration Rights Agreement is incorporated by reference to the Schedule 13D filed by the Reporting Persons on November 24, 2000.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2000          MERCANTILE VS, LLC, a Delaware limited
                                   liability company

                                   By:    Mercantile Equity Partners III, L.P.,
                                          an Illinois limited partnership, its
                                          Managing Member

                                          By:    Mercantile Equity Partners III,
                                                 L.L.C., an Illinois limited
                                                 liability company, its General
                                                 Partner

                                                 By:    /s/ I. Steven Edelson
                                                        ------------------------
                                                        Name:  I. Steven Edelson
                                                        Title: Managing Member

                                   MERCANTILE EQUITY PARTNERS III, L.P.,
                                   an Illinois limited partnership, its
                                   Managing Member

                                   By:    Mercantile Equity Partners III,
                                          L.L.C., an Illinois limited liability
                                          company, its General Partner

                                          By:    /s/ I. Steven Edelson
                                                 ------------------------
                                          Name:  I. Steven Edelson
                                          Title: Managing Member

                                   MERCANTILE EQUITY PARTNERS III, L.L.C.,
                                   an Illinois limited liability company,
                                   its General Partner

                                   By:    /s/ I. Steven Edelson
                                          ------------------------
                                   Name:  I. Steven Edelson
                                   Title: Managing Member

                                   MERCANTILE CAPITAL PARTNERS I, LP, an
                                   Illinois limited partnership

                                   By:    Mercantile Capital Group, LLC, a
                                          Delaware limited liability company,
                                          its general partner

                                          By:    Mercantile Capital Management
                                                 Corp., an Illinois corporation,
                                                 its manager

                                                 By:    /s/ I. Steven Edelson
                                                        ------------------------
                                                        Name:  I. Steven Edelson
                                                        Title: President

                                   MERCANTILE CAPITAL GROUP, LLC, a Delaware limited liability company

                                   By:    Mercantile Capital Management Corp.,
                                          an Illinois corporation, its manager

                                          By:    /s/ I. Steven Edelson
                                                 ------------------------
                                          Name:  I. Steven Edelson
                                          Title: President

                                   MERCANTILE CAPITAL MANAGEMENT CORP., an
                                   Illinois corporation, its manager

                                   By:    /s/ I. Steven Edelson
                                          ------------------------
                                   Name:  I. Steven Edelson
                                   Title: President


                                   THE EDELSON FAMILY TRUST DATED
                                   SEPTEMBER 17, 1997

                                   By:    /s/ I. Steven Edelson
                                          ------------------------
                                   Name:  I. Steven Edelson
                                   Title: Trustee


                                   /s/ Michael A. Reinsdorf
                                   -------------------------------------
                                   MICHAEL A. REINSDORF, an Individual


                                   /s/ I. Steven Edelson
                                   -------------------------------------
                                   I. STEVEN EDELSON, an Individual


                                   /s/ Nathaniel C. A. Kramer
                                   -------------------------------------
                                   NATHANIEL C. A. KRAMER, an Individual